UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Provention Bio, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

74374N102

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74374N102	13G	Page 2 of 5 pages

1	Name of Reporting Persons Vactech Oy

2	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]

3	SEC Use Only

4	Citizenship or Place of Organization Finland

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,000,000*

	6	Shared Voting Power 0

	7	Sole Dispositive Power 2,000,000*

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11	Percent of Class Represented by Amount in Row 9 4.2%*

12	Type of Reporting Person FI

* Based on the information set forth in the Quarterly Report on Form 10-Q of Provention Bio, Inc. (the “Issuer”) filed with the Securities and Exchange Commission on November 5, 2019, there were 47,638,361 shares of the Issuer’s common stock, par value $0.0001 (the “Common Stock”), outstanding as of November 1, 2019. As of December 31, 2019 (the “Event Date”), Vactech Oy (the “Reporting Person”) may be deemed to beneficially own an aggregate of 2,000,000 shares of Common Stock of the Issuer. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Person may be deemed to beneficially own 4.2% of the shares of Common Stock issued and outstanding. This filing constitutes as exit filing for the Reporting Person as Reporting person owns less than 5% of the Common Stock of the Issuer.

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SCHEDULE 13G

Item 1(a)	Name of Issuer.

Provention Bio, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

P.O. Box 666, Oldwick, New Jersey 08858

Item 2(a)	Name of Person Filing.

Vactech Oy

Item 2(b)	Address of Principal Business Office.

Biokatu 8, Tampere FIN 33520

Item 2(c)	Citizenship.

Finland

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.0001 per share.

Item 2(e)	CUSIP Number.

74374N102

If this statement is filed pursuant to §§240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:

[X]	Not Applicable

Item 4	Ownership.

(a) Amount beneficially owned: 2,000,000*

(b) Percent of class: 4.2%*

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 2,000,000*

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 2,000,000*

(iv) Shared power to dispose or direct the disposition: 0

* Based on the information set forth in the Quarterly Report on Form 10-Q of Provention Bio, Inc. (the “Issuer”) filed with the Securities and Exchange Commission on November 5, 2019, there were 47,638,361 shares of the Issuer’s common stock, par value $0.0001 (the “Common Stock”), outstanding as of November 1, 2019. As of December 31, 2019 (the “Event Date”), Vactech Oy (the “Reporting Person”) may be deemed to beneficially own an aggregate of 2,000,000 shares of Common Stock of the Issuer. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Person may be deemed to beneficially own 4.2% of the shares of Common Stock issued and outstanding. This filing constitutes as exit filing for the Reporting Person as Reporting person owns less than 5% of the Common Stock of the Issuer.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

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Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020	VACTECH OY

	By:	/s/ Raimo Harju
	Name:	Raimo Harju, Chief Executive Officer of Vactech Oy

Schedule 13G Signature Page